SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


 ************************************
 In the Matter of                                   CERTIFICATE
 Alliant Energy Corporation, et al.                 PURSUANT TO
 File No.                                           RULE 24
 (Public Utility Holding Company Act of 1935)
 ************************************






     This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-9891. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated October 3, 2001 (the "Order"), as amended. This
Certificate is for the period covering October 3, 2001 - March 31, 2002 (hereinafter referred to as the "period").

The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

1. A computation  in accordance  with rule 53(a) setting forth Alliant  Energy's
"aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

ANSWER:

As of March 31, 2002                                                                                                      Aggregate
                                                                                                Investments Commitments  Investment
                                                                                                -----------------------------------
                                                                                                        (dollars in millions)

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V. (Inactive)                                       0           0           0
Alliant Energy Renewable Resources Ltd.                                                                 1.1        13.9        15.0
Alliant Energy Servicios de Mexico, S. de R.L. de C.V. (Inactive)                                         0           0           0
Anhui New Energy Heat & Power Co. Ltd.                                                                 14.4           0        14.4
Catleo Energia S.A.                                                                                       0           0           0
Companhia de Electricidade de Nova Friburgo S.A.                                                          0           0           0
Companhia Energetica da Borborema S.A.                                                                    0           0           0
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                                                        1.0           0         1.0
Empresa Energetica de Sergipe S.A.                                                                      0.2           0         0.2
Handan Chengfeng Heat and Power Co. Ltd. (Inactive)                                                       0           0           0
Hebei Wuan Peak Heat and Power Co. Ltd.                                                                 7.7           0         7.7
Henan Anfeng Electric Power Co. Ltd.                                                                   13.3           0        13.3
Henan Yongfeng Electric Power Co. Ltd.                                                                 13.3           0        13.3
Infratil Ltd.                                                                                          15.0           0        15.0
Jiaxing JIES Power & Heat Co. Ltd.                                                                     13.4           0        13.4
LDM Utility Co., S.A. de C.V.                                                                          29.3        31.1        60.4
Luannan Peak Heat & Power Company Ltd. (f/k/a Tangshan Panda Heat & Power Co., Ltd.)                   22.7           0        22.7
Luannan Peak Second Heat & Power Company Ltd. (f/k/a Tangshan Pan-Western Heat & Power Co., Ltd.)      22.7           0        22.7
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                                                           15.9           0        15.9
Sociedade Anonima de Eletrificacao da Paraiba S.A.                                                     90.2           0        90.2
Southern Hydro Partnership                                                                             44.4        27.8        72.2
Tongxiang TIES Power & Heat Co. Ltd.                                                                   10.4           0        10.4
TrustPower Ltd.                                                                                        65.4         5.5        70.9
Usina Termeletrica de Juiz De Fora S.A.                                                                13.9           0        13.9
Weifang Ocean Peak Heat and Power Co. Ltd. (Inactive)                                                   6.1           0         6.1
Zouping Peak CHP Co. Ltd.                                                                              11.9           0        11.9
Guarantee of debt security intended to finance future FUCO investments                                    0        25.0        25.0
                                                                                                      -----------------------------
Aggregate Investments in Foreign Utility Companies (FUCOs)                                            412.3       103.3       515.6
                                                                                                      -----------------------------
Development costs for a 1,100 Mw natural gas combined-cycle generating facility in Western Michigan    85.9       156.2       242.1
Guarantee of the debt security of a 6 Mw low Btu gas electric generating facility in Cedar Rapids,Iowa    0         4.4         4.4
                                                                                                      -----------------------------
Aggregate Investments in Electric Wholesale Generators (EWGs)                                          85.9       160.6       246.5
                                                                                                      -----------------------------
Total Aggregate Investments in EWGs and FUCOs                                                         498.2       263.9       762.1


                                                                                                      Balance at        Average
                                                                                                      end of quarter    balance
                                                                                                      -------------------------
Alliant Energy's consolidated retained earnings at June 30, 2001                                          786.1
Alliant Energy's consolidated retained earnings at September 30, 2001                                     815.9
Alliant Energy's consolidated retained earnings at December 31, 2001                                      832.3
Alliant Energy's consolidated retained earnings at March 31, 2002                                         797.2
Alliant Energy's "consolidated retained earnings" at March 31, 2002 (average of ending balance of four previous quarters)   807.9

                                                                                                                          ---------
Amount remaining under the Requested EWG/FUCO Investment Authority.                                                       $  45.8
                                                                                                                          =========

Note: Alliant Energy has not invested nor committed to invest in any new EWGs or FUCOs during the first quarter 2002.



2. A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

ANSWER:

Reference answer 1. above


3. The consolidated capitalization ratio of Alliant Energy, with consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.


ANSWER:


       Alliant Energy Corporation Consolidated Statement of Capitalization
      March 31, 2002
      (amounts in thousands of dollars)

                                                            Amounts       Percentage
                                                       --------------------------------
Common equity                                           $  1,911,644         39.27%
Cumulative preferred stock                                   113,997          2.34%
Consolidated debt (1)                                      2,842,903         58.39%
                                                       --------------------------------
                                                        $  4,868,544        100.00%
                                                       ================================


(1)
Long-term debt (excluding current portion)               $  2,638,916
Current maturities and sinking funds                           41,231
Variable rate demand bonds                                     55,100
Commercial paper                                               65,949
Other short-term borrowings                                    41,707
                                                        -----------------
                                                        $   2,842,903
                                                        =================



4. The market-to-book ratio of Alliant Energy's common stock.

ANSWER:


Market value per share at March 31, 2002                      $         30.22
Common equity at March 31, 2002                               $ 1,911,644,000
Total shares outstanding at March 31, 2002                         90,226,072
Book value per share at March 31, 2002                        $         21.19
Market-to-book ratio of Alliant Energy's common stock                  142.61%




5. Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

ANSWER:

  Alliant Energy Corporation
  Statement of Retained Earnings
  For the Three Months Ended March 31, 2002
  (amounts in thousands of dollars)
Beginning balance (December 31, 2001)                           $   832,293
Net income/(loss):
From EWGs and FUCOs (*)                              27,901
Other                                               -18,158
                                                  ----------
Total net income/(loss)                                               9,743
Common stock dividends                                              -44,851
                                                                ------------
Ending balance (March 31, 2002)                                 $   797,185
                                                                ============

(*) Amount does not include the allocation of interest, tax or corporate expenses.



6. A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

ANSWER:

                                                                                         For the twelve months ended March 31, 2002
                                                                                        -------------------------------------------
                                                                                                   Revenues      Net Income/(Loss)
                                                                                        ----------------------  -------------------

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V. (Inactive)                                         -                 -
Alliant Energy Renewable Resources Ltd.                                                                     -         (1,168,161)
Alliant Energy Servicios de Mexico, S. de R.L. de C.V. (Inactive)                                           -                 -
Anhui New Energy Heat & Power Co. Ltd.                                                             22,654,115          3,476,959
Catleo Energia S.A.                                                                                 3,053,791          2,318,036
Companhia de Electricidade de Nova Friburgo S.A.                                                   17,166,123          2,644,841
Companhia Energetica da Borborema S.A.                                                             27,955,365         (2,765,735)
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                                                   84,748,040         (1,169,395)
Empresa Energetica de Sergipe S.A.                                                                115,977,496         (4,321,334)
Handan Chengfeng Heat and Power Co. Ltd. (Inactive)                                                         -                  -
Hebei Wuan Peak Heat and Power Co. Ltd.                                                             7,202,432            701,088
Henan Anfeng Electric Power Co. Ltd.                                                                8,513,608          1,301,522
Henan Yongfeng Electric Power Co. Ltd.                                                             10,771,757          2,610,233
Infratil Ltd. (*)                                                                                  38,977,677         10,032,119
Jiaxing JIES Power & Heat Co. Ltd.                                                                 11,394,490          1,956,883
LDM Utility Co., S.A. de C.V. (**)                                                                          -          2,781,664
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                                                        7,320,568            542,451
Sociedade Anonima de Eletrificacao da Paraiba S.A.                                                131,318,877         (9,006,457)
Southern Hydro Partnership                                                                        103,378,510         79,711,898
Luannan Peak Heat & Power Company Ltd. (f/k/a Tangshan Panda Heat & Power Co., Ltd.)                3,630,851           (291,230)
Luannan Peak Second Heat & Power Company Ltd. (f/k/a Tangshan Pan-Western Heat & Power Co., Ltd.)   3,630,851           (291,230)
Tongxiang TIES Power & Heat Co. Ltd.                                                                7,499,733          1,657,879
TrustPower Ltd. (*)                                                                               235,535,488         (2,581,786)
Usina Termeletrica de Juiz De Fora S.A.                                                            11,503,965          2,800,241
Weifang Ocean Peak Heat and Power Co. Ltd. (Inactive)                                                       -                 -
Zouping Peak CHP Co. Ltd.                                                                           8,026,511            555,925

(*) The most recently available information for Alliant Energy's FUCOs in New Zealand is the twelve months ended September 30, 2001.
(**)  The most recently available information for LDM Utility Co., S.A. de C.V. is the twelve months ended December 31, 2001.




7. The sales of any common stock or preferred securities by Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

ANSWER:

On November 15, 2001, Alliant Energy offered 9,775,000 shares of common stock at a price per share to the public of $28.00. This number of shares included the sale of 1,275,000 shares pursuant to the exercise of the underwriters' over-allotment ("green shoe") option. The public offering was marketed through a group of underwriters, including Merrill lynch, Morgan Stanley, Robert W. Baird & Co., Banc of America Securities, Legg Mason Wood Walker and Salomon Smith Barney. The net proceeds were approximately $263 million.

No restricted common stock was issued during the period.


8. The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted;

ANSWER:

There were no options granted during this period.

                                 Original Issue
                    Shareowner               Long-term Equity
  Date       ADJ    Direct Plan    401K      Incentive Pln
----------------- --------------  --------  ---------------------
10/03/2001                                         6,281
10/04/2001                                        12,221
10/12/2001                                         2,120
10/15/2001            48,198
10/29/2001                         33,887
11/14/2001                                         1,745
11/15/2001           254,085
11/15/2001                         49,123
12/17/2001            79,596
01/15/2002            82,046
01/22/2002                         16,205
02/04/2002                         20,135
02/15/2002           227,912
02/15/2002                         51,353
02/15/2002                                         55,816
03/04/2002                         25,245
03/15/2002            65,324
-----------------------------------------------------------------

TOTALS               757,161      195,948           78,183
                                               ==================
  GRAND TOTAL                                    1,030,994

9. If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

ANSWER:

        See attached  Exhibit A


10. The amount of terms of any Alliant Energy indebtedness issued during the quarter.

ANSWER:

Alliant Energy Resources (AER) issued $300,000,000 in senior unsecured notes, fully and unconditionally guaranteed by Alliant Energy Corporation, which was priced on November 9, 2001 for settlement on November 15, 2001. The notes mature on December 1, 2011 and carry a 7% coupon, having been priced at a spread of 275 basis points over the U.S. Treasury 5% notes due August 15, 2011 (CUSIP 9128277B2) serving as the maturity benchmark issue. The notes rank equally with AER's senior unsecured indebtedness and were assigned a rating of BBB+ by Standard & Poor's Ratings Service and Baa1 by Moody's Investor's Service, Inc. The notes are redeemable at AER's option and do not have a sinking fund provision.


11. The amount and terms of any financings consummated by any Nonutility Subsidiary that is not exempt under rule 52.

ANSWER:

None


12. The notational amount and principal terms of any Interest Rate Hedges or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction.

Alliant Energy Resources (AER) entered into $250 million face value of Anticipatory Hedges in advance of pricing its issuance of $300 million in senior unsecured notes, detailed in the answer to Item 10 above. Five Treasury lock transactions were entered into:

Counterparty    Execution      Face        All-in    Unwinding     Spot      Yield
                   Date       Value         Yield      Date       Yield     Spread
------------------------------------------------------------------------------------

Merrill Lynch    10-30-01     $ 50 Mill.   4.4500%   11-09-01     4.267%    0.2130%
Merrill Lynch    10-30-01     $ 50 Mill.   4.4200%   11-09-01     4.267%    0.1830%
First Union      10-31-01     $ 50 Mill.   4.3085%   11-09-01     4.267%    0.0805%
First Union      10-31-01     $ 50 Mill.   4.2700%   11-09-01     4.267%    0.0420%
Merrill Lynch    10-31-01     $ 50 Mill.   4.2800%   11-09-01     4.267%    0.0410%

Both counterparties qualified as Approved Counterparties.

The objective was to mitigate the underlying interest rate volatility between the date AER committed to proceed to market and the date AER priced the transaction, as is illustrated by the range of yields during the two days during which the hedges were layered in. It was not certain whether or not the issue would be closed at the top end of the target range of $250 to $300 million, so the amount hedged was the lower end of that range. The net effect of the Anticipatory Hedges was to provide an average hedged Treasury yield of 4.3611% on $250 million of the debt issue.

The choice of Treasury locks over the alternative forward-starting interest rate swaps, which would have hedged an element of the spread of Treasury, was predicated on the comparative efficiency of the two alternatives. The spread over Treasury for comparable issues was quite volatile, in part due to the record volume of corporate debt being issued and specific corporate events in the industry sector. The LIBOR-Treasury correlation (which impacts on the hedging efficiency of a forward-starting interest rate swap) was not as tight as it had been historically. In the event, the hedges qualified for hedge accounting treatment under U.S. GAAP and FAS 133 guidelines.


13. The name, parent company and amount invested in any intermediate subsidiary or financing, subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.

ANSWER:

Alliant Energy Corporation invested $12.6 million in nonutility energy assets during the period.

Alliant Energy Corporation formed the following intermediate subsidiaries during the period.

The intermediate subsidiary is designated with an asterisk while its parent company is designated as such. The amounts in parenthesis represent the amount of investment in that intermediate subsidiary.

Alliant Energy Resources, Inc. (Parent)
     Alliant Energy Generation, Inc.* - ($0)
          Alliant Energy Tallmadge Power Co., LLC* - ($0)

Alliant Energy International, Inc. (Parent)
     Alliant Energy Finance Holdings Pty Ltd.* - ($39.7 million)
          Alliant Energy Finance (No. 1) Pty Ltd.* - ($0.4 million)
          Alliant Energy Finance (No. 2) Pty Ltd.* - ($0.4 million)
          Alliant Energy Finance Holdings Partnership* (Also owned by Alliant Energy Finance (No. 1) Pty Ltd.) - ($39.2 million)
               Alliant Energy Finance Partnership* (Also owned by Alliant Energy Finance (No. 2) Pty Ltd.) - ($39.2 million)

Alliant Energy Australia Pty Ltd. (Parent)
     Alliant Energy Hydro No. 1 * - ($25.8 million)

Cargill-Alliant LLC (Parent)
     Cargill-Alliant Energy Canada, Inc. * - ($0)


Alliant Energy Corporation did not form any financing subsidiaries during the period.


14. A list of U-6B-2 forms filed with the Commission during the quarter, including the name of filing entity and the date of the filing.

ANSWER:

(1) Alliant Energy Corporate Services, Inc. filed a U-6B-2 on November 13, 2001.

(2) Alliant Energy Corporate Services, Inc. filed a U-6B-2 on February 7, 2002.

(3) Alliant Energy Corporation filed a U-6B-2A on February 15, 2002.

(4) Alliant Energy Corporation filed a U-6B-2 on February 11, 2002.


15. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions during the quarter.

ANSWER:

Incorporated by reference to Alliant Energy's Form 10-Q for the quarter ended March 31, 2001.


16. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Alliant Energy on a consolidated basis and of each Utility Subsidiary.

ANSWER:

Consolidated Statements of Capitalization                                     Interstate Power and            Wisconsin Power and
March 31, 2002                                Alliant Energy Corporation          Light Company                   Light Company
(amounts in thousands of dollars)
                                             Amounts        Percentage      Amounts        Percentage       Amounts     Percentages
                                          -----------------------------------------------------------------------------------------

Common equity                              $ 1,911,644       39.27%         $  813,878        46.30%       $  698,216      52.20%
Cumulative preferred stock                     113,997        2.34%             54,034         3.07%           59,963       4.48%
Consolidated debt (1)                        2,842,903       58.39%            889,961        50.63%          579,438      43.32%
                                          -----------------------------------------------------------------------------------------
                                           $ 4,868,544      100.00%         $1,757,873       100.00%       $1,337,617     100.00%
                                          ========================================================================================

(1)
Long-term debt (excluding current portion) $ 2,638,916                      $ 860,155                      $ 468,114
Current maturities and sinking funds            41,231                            560                              0
Variable rate demand bonds                      55,100                              0                         55,100
Commercial paper                                65,949                              0                              0
Notes payable to associated companies                0                         29,246                         56,224
Other short-term borrowings                     41,707                              0                              0
                                          --------------------------------------------------------------------------------
                                           $ 2,842,903                      $ 889,961                      $  579,438
                                          ================================================================================


17. A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

ANSWER:

Statement of Retained Earnings
For the Three Months Ended March 31, 2002
(amounts in thousands of dollars)

                                            Interstate Power           Wisconsin Power         Alliant Energy
                                           and Light Company         and Light Company           Corporation
                                                                                                Consolidated

Beginning balance (December 31, 2001)         $     368,203             $   381,333             $    832,293
Gross earnings (1)                                   12,020                  14,917                    9,743
Goodwill amortization (2)                                 -                       -                        -
Common stock dividends                              (20,086)                (14,588)                 (44,851)
                                           ----------------------------------------------------------------------------
Ending balance (March 31, 2002)            $        360,137             $   381,662             $    797,185
                                           ============================================================================


     (1)  Gross   earnings   is  defined  as  net  income   excluding   goodwill
amortization.

     (2) Pursuant to the adoption of FAS142 on January 1, 2002, Alliant Energy Corporation and its consolidated subsidiaries ceased the amortization of goodwill.


18. Registration statements filed under the Securities Act of 1933 with respect to securities that are subject of this Application will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.

ANSWER:

Incorporated by reference to Alliant Energy's registration statements on forms S-4 dated December 13, 2001 and S-3 dated October 4, 2001.











                               S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.

                           ALLIANT ENERGY CORPORATION



                       By: ______________________________
                           Name: Enrique Bacalao
                           Title: Assistant Treasurer


May 30, 2002